SECU

20009410

OMB APPROVAL

OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC Mail Processing
FEB 28 2020
Washington, DC

SEC FILE NUMBER
8-35097

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidelity Investments Institutional Services Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Salem Street
(No. and Street)

Smithfield	RI	02917
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Lyons 201-915-7437
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

AFFIRMATION

We, Judy Marlinski and Michael Lyons, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Fidelity Investments Institutional Services Company, Inc. as of December 31, 2019, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/20
Date

President
Title

Signature 2/26/20
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 26 day of FEB., 2020

Notary Public

ANDRE KIRPAN
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES OCT. 4, 2022

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.

(SEC I.D. No. 8-35097)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as
a PUBLIC DOCUMENT

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Fidelity Distributors Company LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fidelity Investments Institutional Services Company, Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2020

We have served as the Company's auditor since 2001. We have not determined the specific year we began serving as auditor of the Company.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(Dollars in thousands, except share data)

ASSETS		
Securities owned - at fair value	$	14,713
Prepaid expenses		3,473
Deferred dealer concessions, net		312
Other assets		3,776
Deferred tax asset, net		24,028
Total Assets	$	46,302
LIABILITIES		
Payable to brokers and dealers	$	2,145
Total Liabilities		2,145
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized 3,000 shares; 1,000 shares issued and outstanding		1
Additional paid-in capital		20,124
Retained earnings		64,942
Total Stockholder's Equity		85,067
Less: Net receivable from Ultimate Parent		(40,910)
Total Stockholder's Equity, Net		44,157
Total Liabilities and Stockholder's Equity, Net	$	46,302

The accompanying notes are an integral part of the statement of financial condition.

1. Organization:

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Fidelity Global Brokerage Group, Inc. (the "Parent"), which is a wholly-owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent"). The Company provides marketing and distribution services associated with selling mutual funds for Fidelity Distributors Corporation ("FDC"), an affiliated and wholly-owned subsidiary of the Parent. FDC is the principal underwriter and distributor of the Fidelity mutual funds. In addition, the Company is a distributor for certain Fidelity offshore mutual funds and college investment trust plans, which are both managed by an affiliate.

Effective January 1, 2020, FDC merged with the Company, and the Company converted from a corporation to a limited liability company and was renamed Fidelity Distributors Company LLC. As part of the merger, FDC filed the Form BDW to withdraw from registration as a registered broker-dealer effective January 1, 2020.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company generally invests excess cash into money market funds, which are classified as securities owned at fair value in the statement of financial condition.

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value

2. Summary of Significant Accounting Policies, continued:

Fair Value Measurements, continued

measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets primarily include investments in Fidelity sponsored money market funds.

- The Company did not have any Level 1 financial liabilities at December 31, 2019.

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- The Company did not have any Level 2 financial assets or liabilities at December 31, 2019.

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- The Company did not have any Level 3 financial assets or liabilities at December 31, 2019.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial liabilities include payables to brokers and dealers, which would have been classified as Level 2 within the fair value hierarchy.

Deferred Dealer Concessions

Deferred dealer concessions include sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds, which are deferred and amortized on a straight-line basis, generally over a twelve-month period.

(Dollars in thousands)

2. Summary of Significant Accounting Policies, continued:

Deferred Dealer Concessions, continued

Management evaluates deferred dealer concessions for impairment when events or changes in circumstances indicate that the respective carrying value may not be recoverable. When the carrying value of deferred dealer concessions exceeds the sum of the expected undiscounted cash flows from their use, the carrying value is reduced to fair value.

Software

Included in other assets are software of $3,776 with a cost of $5,225 and accumulated amortization of $1,449. Software includes certain costs incurred for purchasing or developing software for internal use and is amortized over estimated useful lives, generally three years. Software is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. When the estimated future undiscounted cash flows are less than the carrying amount of the asset, the asset is reduced to its net realizable value.

Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of existing assets, liabilities and tax credit carry forwards. At December 31, 2019, the Company's net deferred tax asset was $24,028. The principal sources of temporary differences, which comprise the net deferred tax asset at December 31, 2019, are primarily related to deferred compensation and amortization of software and deferred dealer concessions.

The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities.

3. Securities Owned - at Fair Value:

Securities owned at fair value consist of shares held in a Fidelity money market mutual fund. Securities owned are measured at fair value on a recurring basis. The fair value of securities owned is determined using published net asset values. At December 31, 2019, all of the Company's securities owned measured at fair value are classified as Level 1 within the fair value hierarchy. There were neither changes to the valuation techniques used by the Company to determine fair value nor were there transfers into or out of Level 1 of the fair value hierarchy during the year.

(Dollars in thousands)

4. Commitments and Contingencies:

The Company could be named as a defendant in legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated.

In the normal course of business, the Company enters into contracts that contain representations and warranties, which provide general indemnifications. The Company's potential maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

5. Regulatory Requirements:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternative method permitted by the Rule, which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2019, the Company had net capital of $12,274, of which $12,024 was in excess of its required net capital of $250.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company claims an exemption from the Securities and Exchange Commission's Customer Protection Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to the (k)(1) provision.

6. Transactions with Affiliated Companies:

Intercompany transactions with FMR and affiliated companies are charged or credited through an intercompany account with FMR and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR. Under a master netting agreement with FMR, the Company may offset assets and liabilities, which will ultimately be settled by FMR on behalf of the Company. In accordance with the agreement, amounts owed to FMR and affiliated companies for intercompany transactions at December 31, 2019 are shown net within the net receivable from the Ultimate Parent on the statement of financial condition. The Company settles the receivable from FMR periodically through a non-cash dividend, and as such, this receivable is presented as a component of stockholder's equity on the statement of financial condition.

6. Transactions with Affiliated Companies, continued:

The Company participates in FMR's defined contribution retirement savings plan (the "Plan") covering eligible employees. FMR contributes annually to the Plan in amounts that are generally at the discretion of FMR and equal to a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the Plan based on amounts contributed by employees to the Plan during the year.

The Company participates in FMR's Retiree Health Reimbursement Plan ("RHRP"), a defined benefit health reimbursement arrangement covering eligible employees. FMR has established the Fidelity Welfare Benefit Plans VEBA Trust to provide a funding vehicle for certain benefits related to FMR's benefit plans, including the RHRP. In 2019, FMR accrued a benefit to participants under the RHRP based on awards to employees that are subject to ten year cliff vesting with consideration given for prior service. Future awards under the RHRP are at the discretion of FMR.

The Company participates in various share-based compensatory plans sponsored by FMR and is allocated a compensation charge from FMR that is amortized over the period in which it is earned by participants. The various share-based compensation arrangements are accounted for as share appreciation rights by FMR. These share-based compensation arrangements are solely compensatory for U.S. federal income tax purposes and generally provide holders with compensation based on participation in changes in FMR's Net Asset Value per share (as defined) ("NAV") over their respective terms. All plans are settled in cash or senior notes at the end of their defined term or when plan participants are no longer employees.

7. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include brokers, dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

8. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019 and through February 26, 2020 (the date of this report). Other than disclosed in Note 1, there have been no other material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2019.

pwc

Report of Independent Accountants

To the Board of Directors and Member of Management of Fidelity Distributors Company LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Fidelity Investments Institutional Services Company, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Fidelity Investments Institutional Services Company, Inc. for the year ended December 31, 2019, solely to assist the specified parties in evaluating Fidelity Investments Institutional Services Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Fidelity Investments Institutional Services Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: The SIPC-6 payment dated July 29, 2019 in the amount of $25,137, which represents the amount due for the period January 1, 2019 through June 30, 2019, was compared to a screenshot from the internal wire transfer system (Wire Ref #58354888) obtained from Daniel Ramaroson, Manager of Brokerage Accounting. The SIPC-7 payment dated February 25, 2019 in the amount of $26,532, which represents the amount due for the period July 1, 2019 through December 31, 2019, was compared to a screenshot from the internal wire transfer system (Wire Ref #6010362) obtained from Daniel Ramaroson, Manager of Brokerage Accounting. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2019 to the Total revenue amount of $381,147,772 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c(1), "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products", of $346,395,722 to schedules for the year ended December 31, 2019 provided by Daniel Ramaroson, Manager of Brokerage Accounting, noting no differences; and

   b. Compared deductions on line 2c(5), "Net gain from securities in investment accounts", of $306,175 to schedules for the year ended December 31, 2019 provided by Daniel Ramaroson, Manager of Brokerage Accounting, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $34,445,875 and $51,669, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and Member of Management of Fidelity Distributors Company LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2020

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES
COMPANY, INC.
245 Summer Street
Boston, MA 02210
SEC File # 8-35097

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristen Harrington (617) 392-2339

2. A. General Assessment (item 2e from page 2) $51,669

B. Less payment made with SIPC-6 filed (exclude interest) (25,137)

_____ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 26,532

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $26,532

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $26,532

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY INC.
(Name of Corporation, Partnership or other organization)

Kristen Harrington
(Authorized Signature)

Senior Director / Brokerage Accounting & Controllership
(Title)

Dated the 26 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$381,147,772
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	346,395,722
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	306,175
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	346,701,897
2d. SIPC Net Operating Revenues	$34,445,875
2e. General Assessment @ .0015	$51,669
	(to page 1, line 2.A.)

pwc

Report of Independent Accountants

To the Board of Directors and Member of Management of Fidelity Distributors Company LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Fidelity Investments Institutional Services Company, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Fidelity Investments Institutional Services Company, Inc. for the year ended December 31, 2019, solely to assist the specified parties in evaluating Fidelity Investments Institutional Services Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Fidelity Investments Institutional Services Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows: The SIPC-6 payment dated July 29, 2019 in the amount of $25,137, which represents the amount due for the period January 1, 2019 through June 30, 2019, was compared to a screenshot from the internal wire transfer system (Wire Ref #58354888) obtained from Daniel Ramaroson, Manager of Brokerage Accounting. The SIPC-7 payment dated February 25, 2019 in the amount of $26,532, which represents the amount due for the period July 1, 2019 through December 31, 2019, was compared to a screenshot from the internal wire transfer system (Wire Ref #6010362) obtained from Daniel Ramaroson, Manager of Brokerage Accounting. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2019 to the Total revenue amount of $381,147,772 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 2c(1), "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products", of $346,395,722 to schedules for the year ended December 31, 2019 provided by Daniel Ramaroson, Manager of Brokerage Accounting, noting no differences; and

    b. Compared deductions on line 2c(5), "Net gain from securities in investment accounts", of $306,175 to schedules for the year ended December 31, 2019 provided by Daniel Ramaroson, Manager of Brokerage Accounting, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $34,445,875 and $51,669, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and Member of Management of Fidelity Distributors Company LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES
COMPANY, INC.
245 Summer Street
Boston, MA 02210
SEC File # 8-35097

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristen Harrington (617) 392-2339

2. A. General Assessment (item 2e from page 2) $51,669

B. Less payment made with SIPC-6 filed (exclude interest) (25,137)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 26,532

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $26,532

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $26,532

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY INC.
(Name of Corporation, Partnership or other organization)

Kristen Harrington
(Authorized Signature)

Senior Director / Brokerage Accounting & Controllership
(Title)

Dated the 26 day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$381,147,772
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	346,395,722
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	306,175
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	346,701,897
2d. SIPC Net Operating Revenues	$34,445,875
2e. General Assessment @ .0015	$51,669
	(to page 1, line 2.A.)

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Management of Fidelity Distributors Company LLC:

We have reviewed Fidelity Investments Institutional Services Company, Inc.'s (the "Company") assertions, included in the accompanying Fidelity Investments Institutional Services Company, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period January 1, 2019 to year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period January 1, 2019 to year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2020

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Fidelity Investments Institutional Services Company, Inc.
900 Salem Street OT2W4, Smithfield, RI 02917

Fidelity INVESTMENTS

Fidelity Investments Institutional Services Company, Inc.'s Exemption Report

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1)

2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) as of the end of the most recent fiscal year ended December 31, 2019 without exception

Fidelity Investments Institutional Services Company, Inc.

I, Michael Lyons, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: Chief Financial Officer
Date: February 26, 2020

I, Judy Marlinski, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: President
Date: February 26, 2020

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Management of Fidelity Distributors Company LLC:

We have reviewed Fidelity Investments Institutional Services Company, Inc.'s (the "Company") assertions, included in the accompanying Fidelity Investments Institutional Services Company, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period January 1, 2019 to year ended December 31, 2019 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period January 1, 2019 to year ended December 31, 2019.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

New York, NY
February 26, 2020

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Fidelity Investments Institutional Services Company, Inc.
900 Salem Street OT2W4, Smithfield, RI 02917

Fidelity Investments Institutional Services Company, Inc.'s Exemption Report

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1)

2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) as of the end of the most recent fiscal year ended December 31, 2019 without exception

Fidelity Investments Institutional Services Company, Inc.

I, Michael Lyons, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Title: Chief Financial Officer
Date: February 26, 2020

I, Judy Marlinski, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Title: President
Date: February 26, 2020